January 24, 2020

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	The New Economy Fund (the “Fund”)
File Nos. 002-83848 and 811-03735

Dear Mr. Cowan:

In response to the mark-up you provided on December 18, 2019 to the Funds’ Post-Effective Amendment No. 70 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 66 under the Investment Company Act of 1940 (the “1940 Act”) to the Funds’ Registration Statement on Form N-1A, we hereby file Post-Effective Amendment No. 71 to the Registration Statement under the 1933 Act and Amendment No. 67 to the Registration Statement under the 1940 Act (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

We have summarized your comments and provided our responses below. The Amendment reflects additional information that was not contained in the prior Registration Statement.

Prospectus

  Please include a completed fee table [without brackets] in correspondence with the rest of your responses to comments at least five days prior to going effective.

Response: We have updated the Registration Statement to address this comment. We have also copied the completed fee table below as requested.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	A	C	T	F-1	F-2	F-3	529-A
Management fees	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%
Distribution and/or service (12b-1) fees	0.25	1.00	0.25	0.25	none	none	0.22
Other expenses[2]	0.17	0.17	0.15	0.19	0.16	0.06	0.22
Total annual fund operating expenses	0.80	1.55	0.78	0.82	0.54	0.44	0.82

Share class:	529-C	529-E	529-T	529-F-1	R-1	R-2	R-2E
Management fees	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%
Distribution and/or service (12b-1) fees	1.00	0.50	0.25	0.00	1.00	0.75	0.60
Other expenses[2]	0.22	0.18	0.21	0.22	0.16	0.41	0.26
Total annual fund operating expenses	1.60	1.06	0.84	0.60	1.54	1.54	1.24

Share class:	R-3	R-4	R-5E	R-5	R-6
Management fees	0.38%	0.38%	0.38%	0.38%	0.38%
Distribution and/or service (12b-1) fees	0.50	0.25	none	none	none
Other expenses[2]	0.21	0.16	0.19	0.10	0.05
Total annual fund operating expenses	1.09	0.79	0.57	0.48	0.43
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.

  The “Principal investment strategies” state that the fund “may invest a significant portion of its assets in issuers based outside the United States, including those based in developing countries.” Please clarify if the fund “may” or “intends to” invest in these types of securities and define/specify what a “significant portion” means.

Response: The Fund is not required to invest any specific portion of its assets in issuers based outside the United States, although it may invest up to 50% of its assets in such issuers. To address this comment, we have amended the language in the prospectus to state that the fund “may invest up to 50% of its assets in issuers based outside the United States, including those based in developing countries.”

  In the risk factor on “Investing in growth-oriented stocks”, consider eliminating the reference to “other equity securities” if not a principal investment. The only equity investments referenced are common stocks in the principal strategy disclosure.

Response: While investing in other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) is not a principal strategy of the Fund, our risk factor on “Investing in growth-oriented stocks” does refer to all types of equity securities. Since investments in growth-oriented stocks may include all of these types of equity investments, we think it’s helpful to note that to investors.

  We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos.

Response: We inform you supplementally that the Fund does not currently invest, or intend to invest significantly, in CoCos. Accordingly, there is no need to add disclosure on investment in CoCos to the prospectus at this time. However, since it is possible that the Fund could invest in CoCos in the future, we included disclosure on investment in CoCos in the statement of additional information.

  Please disclose Brexit risks, if applicable.

Response: The Fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the Fund’s portfolio investments. It is not an investment strategy of the Fund to invest in securities of issuers in the United Kingdom. Accordingly, we respectfully decline to disclose Brexit risks at this time. However, we note supplementally that, because the investment portfolio of the Fund is actively managed, and because, from time to time, the Fund may have significant exposure to a particular country, region, industry or sector, the Fund’s prospectus includes disclosure regarding the risk of such exposure.

  Please disclose any investment strategy that gives rise to the principal risks associated with investments in small companies (including what is considered a 'small' company).

Response: We have added the following sentence to the strategy disclosure to address this comment:

“The fund may also invest in the stocks of smaller capitalization companies (typically companies with market capitalizations of $6.0 billion and below at the time of purchase).”

The parenthetical providing detail on what is considered a “small” company has only been added to the statutory prospectus in accordance with the SEC’s guidance that the Item 4 disclosure should summarize the more fulsome disclosure in Item 9.

  If the fund currently has, or expects to have, as a result of the change in investment objectives, any significant exposure to a particular country, region, industry or sector, please disclose in the principal strategy section.

Response: The Fund is actively managed and relies on the professional judgment of its investment adviser to make decisions about the Fund’s portfolio investments. It is not an investment strategy of the Fund to invest in securities of issuers in any particular country, region, industry or sector in any amount. However, because the investment portfolio of the Fund is actively managed and because, from time to time, the Fund may have significant exposure to a particular country, region, industry or sector, the Fund’s prospectus includes disclosure regarding the risk of such exposure.

  The disclosure states that the Fund’s daily cash balance may be invested in one or more money market or similar funds managed by the investment adviser or its affiliates. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: We confirm supplementally that, in accordance with Item 3, Instruction 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

  Please explain to the staff whether the fund will include 11/20/19 FYE results. If not, please include semi-annual results (May 31, 2019).

Response: We confirm that the Fund will include 11/30/19 FYE results in the final filing.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0423.

Sincerely,

Rachel V. Nass

Counsel